EXHIBIT 99.1

News Release dated August 30, 2011, Suncor Energy to present at the 2011 Barclays Capital CEO Energy-Power Conference

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to present at the 2011 Barclays Capital CEO Energy-Power Conference

Calgary, Alberta (August 30, 2011) — Rick George, president and chief executive officer of Suncor Energy will present at the Barclays Capital CEO Energy-Power Conference on Tuesday, September 6, at 3:05 p.m. EDT.

A webcast of the presentation will be available at www.suncor.com/webcasts.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com